December 10, 2009

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-4628
Attention: Craig H. Arakawa

Re:           Helix Energy Solutions Group, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 2, 2009
File No. 001-32936

Dear Mr. Arakawa:

In its letter dated December 1, 2009, the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) provided to Helix Energy Solutions Group, Inc. (the “Company”) additional comments (the “Comments”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”).

Set forth below are the responses of the Company to such Comments after discussions with the Company’s independent registered public accountants and our independent petroleum engineers.  The following numbered paragraphs repeat the Comments for your convenience, followed by our responses to those Comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 18 – Commitment and Contingencies, page 117

1. We have read your response to prior comment 4 relating to your reversal of the $69.7 million accrual for claims made by MMS for royalties on prior year oil and gas production.  We understand that you believe that the timing of your accrual reversal is supported by the guidance in SAB Topic 13, specifically as it relates to the criteria of revenue not being recognized until realizable, where collectability is reasonably assured.

Please tell us the extent to which the royalty amounts in dispute were collected by you prior to your reversal of the accrual, also clarifying whether you or the operator are responsible for making royalty payments to the MMS.  Since MMS does not appear to be directly involved in the revenue generating transaction, please also clarify whether your accounting model is based only on the uncertainty as to your portion of proceeds or if you also believe that such revenue may not have been earned.

Response: The dispute with the MMS covered production from Garden Banks blocks 667, 668 and 669 (“Gunnison Field”).    Kerr-McGee is the operator of these leases; however, the Company markets its share of the production from these leases based upon its twenty percent (20%) working interest, and as a result, the Company would have been responsible for paying the royalties in accordance with the applicable leases.    The Company collected proceeds associated with the sale of oil and gas from these leases net to the Company’s working interest but recorded revenues only to the extent of its net revenue interest and did not record revenues associated with the oil and gas production attributable to the disputed MMS royalties.  The Company previously did not recognize the revenues associated with the disputed MMS royalties associated with the production from these leases based upon the contractual obligation in the Gunnison Field leases to pay certain royalties notwithstanding certain conflicting provisions of the Deep Water Royalty Relief Act (“DWRRA”).    Accordingly, the Company did not believe that such sales of oil and gas production subject to the disputed royalty qualified for revenue recognition as, under the lease provisions, the revenues would not have been earned at the time of the collection of the proceeds.  The Company concluded that the decision by the United States Court of Appeals for the Fifth Circuit on January 12, 2009 provided sufficient persuasive evidence that the Company was entitled to the revenue related to the disputed royalties. Thus, the Company concluded that all criteria for revenue recognition were met in the first quarter of 2009.

2.           We understand that you began to accrue for the potential royalty amounts in dispute after receiving the original claim notification from the MMS in December 2005.  Please tell us the amount of the total accrual reversed that represents the initial accrual made upon realizing there was a dispute and also the amount of any concurrent adjustments to the amounts of oil and gas reserves that you were claiming for your interests in the Gunnison properties as a result of MMS’ royalty claims; and if you had not lowered the reserves for this matter, explain how your reserve reporting is not inconsistent with your revenue accounting model if that is your view.

 Response: The Company has marketed its share of the Gunnison Field’s production since initial production began in December 2003.  The Company has consistently collected proceeds associated with the sale of oil and gas from the leases in accordance with its working interest but only recorded revenues to the extent of its net revenue interest (as described in our response to Comment 1 above).  Further, the Company accrued royalties according to certain provisions of the leases regarding the obligation to pay royalty (notwithstanding conflicting provisions of the DWRRA) based upon the volume of production during the applicable period.    Accordingly, the Company’s accrual for the contractual royalty obligation was in place at the time the MMS sent its original claim to the Company in December 2005.   The Company did not recognize revenues regarding the oil and gas production associated with the disputed contractual royalties until January 2009. The Company believes that the decision rendered by the United States Court of Appeals for the Fifth Circuit on January 12, 2009 provided sufficient persuasive evidence to conclude that the Company was entitled to recognize the revenue related to the disputed royalties and that it would not be required to pay the MMS the disputed amounts (i.e., the Court decided that the MMS had no authority to impose contractual royalty obligation in the leases).

The proved reserves associated with the Gunnison Field included only the Company’s share attributable to its net revenue interest.   Accordingly, the proved reserves associated with the then disputed MMS royalty interest were never included in the Company’s annual proved reserve report.     In January 2009, the Company increased its proved reserves associated with the Gunnison Field upon conclusion that the Company was not obligated to the MMS for the disputed royalty and as a result had a higher net revenue interest.

Engineering Comments

Significant Oil and Gas Properties, page 33

3.           We have read your response to prior comment 17, regarding your interests in the Bushwood field.  We will require some clarification on the information submitted with your reply.  Please tell us the meaning of the map that you provided, identify the parties associated with the ERT and DGE acronyms, and indicate where you have disclosures about your claim to have picked up additional acreage in your filing or explain why this has not been made apparent.

Please also tell us if a Unit has been formed with these properties and if so, why your interest has not changed from when you were only developing the acreage under your own lease.  If a Unit has not been formed, please tell us your rationale in claiming additional reserves that are not under your lease.

Response:  The intent of the inclusion of the map was to illustrate how the Company acquired additional acreage and proved reserves through the contractual agreement with the owners of Garden Banks block 462 of an Area of Mutual Interest (“AMI”) in lieu of a formal unitization. The provided map illustrates how formation of the AMI with the Garden Banks block 462 owners allowed for contiguous ownership by ERT across blocks 462, 463 and 506 which are underlain by certain productive reservoirs. Additional reservoir(s) discovered by ERT outside the AMI area shown on the map have higher working interests than the average 51% working interest for the entire Bushwood field as disclosed in our 2008 Form 10-K. The Company believes providing the map assists in clarifying the differing ownership interests throughout the Bushwood field.

The acronyms on the map of ERT and DGE represent Energy Resource Technology GOM, Inc. and Deep Gulf Energy L.P., respectively.    ERT is the Company’s wholly-owned subsidiary through which it conducts its oil and gas operations.   Deep Gulf acquired its ownership interests in the Bushwood field from the Company in 2008.

4.           We understand that a review of reserves by a third party engineer will not necessarily include a title or ownership interest search, and that they will often use the ownership interest they are told to use by the client for each property.  Please tell us whether the third party engineer was informed that your working interest in the Bushwood Field had declined from the previous year from 100% to 50%.

Response:  The Company provided Huddleston & Co., Inc. (“Huddleston”), the Company’s third party reserve engineer, with all relevant factual information needed to complete its audit of the Company’s estimate of proved reserves, including the Company’s decreased ownership interests in the Bushwood field.

Estimated Quantities of Proved Oil and Gas Reserves, page 123

5.           We note that you have not complied with prior comment 20, asking that you follow the disclosure requirements set forth in paragraph 11 of SFAS 69, specifically as these relate to providing explanations for significant reserve changes depicted in the reserve table.  We do not believe that presenting a table of changes in the standardized measure of discounted future net cash flows to comply with paragraph 33 of SFAS 69 obviates the need to also comply with paragraph 11.  We reissue prior comment 20.

For your convenience, we have repeated former Comment 20 below.

20.           We note that you report significant reserve changes in several line items of the reserve reconciliation table but do not provide explanations for those changes.  Please disclose the reasons for all significant changes as required by paragraph 11 of SFAS 69.

Response:  In the Company’s future filings (beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2009) the Company will disclose significant changes affecting any line item and explanation for those changes within both its proved reserve reconciliation table and its Changes in Standardized Measure of Discounted Future Net Cash Flows disclosures.

In connection with responding to the Comments above, we acknowledge that:

·	we are responsible for the adequacy and accuracy of the disclosure in the filing;
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (281) 848-0431.

Very truly yours,

/s/ Anthony Tripodo

Anthony Tripodo, Executive Vice President and Chief Financial Officer

cc:	Karl Hiller (Branch Chief-Securities and Exchange Commission)
Michael Overman (Helix)
Lloyd Hajdik (Helix)
Robert Murphy (Helix)
Alisa Johnson (Helix)
Marty Hall (Helix)